SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888 – 3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
NEWS RELEASE

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated January 23, 2005, referred to as:
“PARAMOUNT RESOURCES LTD. REACHES AGREEMENT WITH NOTEHOLDER COMMITTEE; AMENDING EXCHANGE OFFER FOR SENIOR NOTES AND PROCEEDING WITH TRUST SPINOUT”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2005

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.
1.	News release January 23, 2005, referred to as
“PARAMOUNT RESOURCES LTD. REACHES AGREEMENT WITH NOTEHOLDER COMMITTEE; AMENDING EXCHANGE OFFER FOR SENIOR NOTES AND PROCEEDING WITH TRUST SPINOUT”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

January 23, 2005

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. REACHES AGREEMENT WITH NOTEHOLDER COMMITTEE; AMENDING EXCHANGE OFFER FOR SENIOR NOTES AND PROCEEDING WITH TRUST SPINOUT

Paramount Resources Ltd. announces that it is amending its exchange offer and consent solicitation (the “Notes Offer”) for its senior unsecured notes following negotiations with representatives of the noteholder committee formed in response to the Notes Offer. The principal amendments are as follows:

–	the cash component of the consideration for each US$1,000 of 7 7/8% Senior Notes due 2010 (the “2010 Notes”) and 8 7/8% Senior Notes due 2014 (the “2014 Notes”) will be US$138.05 and US$220.20, respectively; and

–	the terms of the new Paramount notes to be issued in exchange for the 2010 Notes and 2014 Notes will be changed so that:

–	the maturity date will be January 31, 2013

–	the interest rate will be 8.5% per year

–	Paramount’s obligations under the notes will be secured by substantially all of the trust units held by Paramount immediately following completion of its proposed trust spin-out transaction

–	if, on September 30, 2005, noteholders owning more than 50% of the notes so elect, Paramount will be required to increase the interest rate to 10.5% per year commencing February 1, 2006 and, if so required, Paramount will be entitled to redeem all of the notes at any time on or before January 31, 2006 at par plus accrued and unpaid interest

Details of the amendments will be set forth in an amendment to Paramount’s prospectus supplement and solicitation statement for the Notes Offer, which is expected to be sent to noteholders and filed with securities regulatory authorities shortly. The amended Notes Offer will be conditional upon Paramount obtaining requisite consents from the lenders under its existing senior credit facilities, which Paramount expects to obtain.

The offer expiration date for the Notes Offer has also been extended to 5:00 pm New York time on February 4, 2005.

Noteholders beneficially owning or controlling, directly or indirectly, approximately 30% of the 2010 Notes and approximately 43% of the 2014 Notes have entered into agreements with Paramount pursuant to which they have agreed to tender their notes to the amended Notes Offer. The notes covered by the tender commitments together with the notes already tendered under the offer exceed the amount necessary to satisfy the minimum tender condition of the offer. Paramount intends to proceed with the special meeting of securityholders necessary to approve its proposed trust spin-out transaction, which is now anticipated to be held in late March.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

This press release is neither an offer to sell nor a solicitation of an offer to participate in the Notes Offer.

Advisory Regarding Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to: the timing of the sending and filing of the amendment to Paramount’s prospectus supplement and solicitation statement; Paramount obtaining the requisite consents from the lenders under its existing senior credit facilities; and the anticipated timing of the special meeting of securityholders. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Paramount at the time of preparation, may prove to be incorrect. Actual events may vary from those provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the failure to obtain the requisite consents from the lenders under its existing senior credit facilities; the failure to obtain the minimum tender condition of the offer; general economic conditions; and other factors, many of which are beyond the control of Paramount. There is no representation by Paramount that actual events will be the same in whole or in part as those forecast.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994